GENTOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 26, 2015, is furnished in connection with the solicitation of proxies by the management of GENTOR RESOURCES INC. (the "Company") for use at the annual meeting of shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 23RD DAY OF JUNE, 2015, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Company's registered office is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Company (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Company (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Company (or its agent) has sent the Meeting materials directly to you (which materials should include the Company's voting instruction form (the "Company's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Company (or its agent) and you wish to vote by proxy at the Meeting, please complete the Company's VIF and return it to TMX Equity Transfer Services (the Company's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Company (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Company's VIF (and striking out the names of the persons designated in such form) and return the Company's VIF to TMX Equity Transfer Services by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Company are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Company is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Company has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share. As of the date of this Circular, an aggregate of 95,253,840 common shares of the Company were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Company.

All shareholders of record at the close of business on May 26, 2015 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Company as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Company, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company are as follows:

	Number of	Total of
Name	Common Shares	Common Shares

Arnold T. Kondrat (1)	32,097,500	33.7%

Arabian Peninsula Projects Ltd	10,362,000	10.88%
_______________________

(1)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

CURRENCY

As the Company's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References in this Circular to "$" or "US$" are to United States dollars, references in this Circular to "Cdn$" are to Canadian dollars and references in this Circular to "£" are to United Kingdom pounds.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Company must consist of not more than fifteen (15) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is four (4). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the articles of association of the Company.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Company, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Company, and the approximate number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Company and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares Beneficially Owned, Controlled or Directed (1)

Arnold T. Kondrat Chief Executive Officer, President and a director Toronto, Ontario, Canada	Executive Vice President of Banro Corporation (a gold mining company); Chief Executive Officer and President of the Company; Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company); Chief Executive Officer of Delrand Resources Limited (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	July 31, 2007	32,097,500

Richard J. Lachcik (2) Director Oakville, Ontario, Canada	Partner of Norton Rose Fulbright Canada LLP (a law firm). (3)	February 13, 2014	2,000,000

Peter A. Ruxton (2) Director Kent, United Kingdom	Principal of Tembo Capital Mining Fund LP (a private equity mining fund for emerging markets and Africa).	March 8, 2010	910,350

William R. Wilson (2) Director Arvada, Colorado, U.S.A	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	February 13, 2014	Nil

_______________________

(1)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(3)	Norton Rose Fulbright Canada LLP acts as counsel to the Company.

Cease Trade Orders

Except as described below, none of the proposed directors of the Company as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia Gold Corp. during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis by the filing deadline, New Horizon Uranium Corporation ("New Horizon") was made subject to an issuer cease trade order issued by the British Columbia Securities Commission which was revoked on November 5, 2009 (following the filing of the required records). As a result of not filing by the filing deadline its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis, and its unaudited interim financial statements for the period ended March 31, 2009 and related management's discussions and analysis, New Horizon was made subject to an issuer cease trade order issued by the Alberta Securities Commission which was revoked on November 6, 2009 (following the filing of the required records). Mr. William R. Wilson, a director of the Company, was a director and officer of New Horizon during the times the said cease trade orders were in effect.

Corporate Bankruptcies

No proposed director of the Company as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Company as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Company, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Deloitte LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, are the current auditors of the Company and were first appointed auditors of the Company effective April 19, 2010. Shareholders of the Company will be asked at the Meeting to reappoint Deloitte LLP as the Company's auditors, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of Deloitte LLP.

AUDIT COMMITTEE MATTERS

National Instrument 52-110 (Audit Committees) (the "Instrument") provides that the disclosure required by Form 52-110F2 must be included in this Circular. The following addresses the applicable items identified in Form 52-110F2.

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this Circular as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Richard J. Lachcik, Peter A. Ruxton and William R. Wilson. Each such member is "financially literate" within the meaning of the Instrument. Mr. Wilson is "independent" within the meaning of the Instrument, and each of Mr. Lachik (who is a partner of Norton Rose Fulbright Canada LLP which acts as legal counsel to the Company) and Dr. Ruxton (who was President and Chief Executive Officer of the Company until February 2014) is not "independent" within the meaning of the Instrument.

Relevant Education and Experience of Audit Committee Members

Richard J. Lachcik - Mr. Lachcik has been practising corporate and securities law in Toronto for over 30 years, and has extensive experience in representing public companies. Mr. Lachcik has been a member of the board of directors of many junior mineral exploration companies such as the Company, and been a member of the audit committee of several of these companies.

Peter A. Ruxton – Dr. Ruxton was Chief Executive Officer and President of the Company from March 2010 to February 2014. In December 2000, Dr. Ruxton completed an MBA from the Institute for Financial Management (Manchester Business School & University of Wales). Following the completion of his MBA, he spent eight years as a Fund Manager, joining the Commonwealth Development Corporation as an Investment Manager in its Minerals, Oil & Gas team with a focus on Africa and Emerging Markets. Following the creation of Actis Capital LLP in 2004, he was employed initially as Investment Principal with promotion to the Partnership in 2006. In 2014, Dr. Ruxton became one of the founding Principals of emerging markets and Africa-focused Tembo Capital Mining Fund LP, a private equity mining fund. Dr. Ruxton has previously been a member of the audit committee of a Toronto Stock Exchange-listed mineral company.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration (M.B.A.) from the University of Southern California. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes the total fees billed by the external auditors of the Company (Deloitte LLP) with respect to each of the years ended December 31, 2014 and December 31, 2013. All dollar amounts are exclusive of applicable taxes.

	2014		2013

Audit Fees	US$90,675		US$91,100
Audit-Related Fees	-		-
Tax Fees	US$5,000	(1)	US$1,560	(1)
All Other Fees	-		-

_______________________

(1)	The services comprising these fees related to tax compliance services in foreign jurisdictions in connection with international tax returns.

Exemption

The Company is relying upon the exemption set out in section 6.1 of the Instrument.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide certain information about the compensation of the Company's executives. The identified named officers of the Company (the "NEOs") who appear in the compensation tables of this section of the Circular are: Arnold T. Kondrat, (President and Chief Executive Officer of the Company since February 2014), Peter A. Ruxton, (President and Chief Executive Officer of the Company until February 2014), and Donat K. Madilo, Chief Financial Officer of the Company.

As the Company's business is the exploration of mineral properties, the Company often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations. As a result, the board of directors of the Company (the "Board") has attempted to keep the cash compensation paid to the Company's executives modest, while providing long-term incentives through the granting of stock options. This is consistent with the Company's objective of preserving cash and also reflects the Company's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Company's executive officers with those of the Company's shareholders.

Compensation Governance

Among its other duties, the Board is responsible for (i) overseeing the Company's executive compensation, management succession and development and equity compensation plans, and (ii) ensuring that the Company's executive compensation programs are appropriate and reflect the long term interest of the Company and its shareholders. Given the size of the Company and the number of directors on the Board, the Board has not delegated any of the above responsibilities to a committee of the Board and performs such functions itself. In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

No policies or practices have been adopted by the Board to determine the compensation for the Company's directors or executive officers. A compensation consultant or advisor has not, at any time since the Company's most recently completed financial year, been retained to assist the Board in determining compensation for any of the Company's directors or executive officers.

Compensation Process

The Company does not have a formal process for determining executive compensation, but rather, relies on Board discussion as needed as determined by the Board. There are no formal criteria or analysis in respect of executive compensation. The Board believes that the existing compensation arrangements with the Company’s executives are appropriate in light of, among other things, the Company's business and current stage of development.

Stock options are generally granted by the Board to executives upon their commencement of service. Additional grants will also be made periodically to executives (a) to recognize exemplary performance or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants.

Compensation Strategy

The Company strives to ensure that the compensation provided to the Company's executives is determined with regard to the Company's business strategy and objectives, such that the financial interests of executives are matched with the financial interests of the shareholders. The Company also strives to ensure that the Company's executives are compensated fairly and commensurately with their contributions to furthering the Company's strategic direction and objectives. The Company's compensation program is intended to attract, motivate and retain top quality individuals. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Company's operations in foreign jurisdictions.

Compensation Risk Management

The Board evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of stock options granted under the Company’s stock option plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by an executive until a significant period of time has passed, the possibility of executives taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other two elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Board believes it is unlikely that executives would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Due to the size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has a policy prohibiting directors and officers of the Company from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

Standard compensation arrangements for the Company's executives are composed of the following elements, which are linked to the Company's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	· Attract and retain · Reward	· Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.
Bonuses	· Motivate and reward	· Bonuses focus executives on the achievement
of corporate objectives and reward exceptional
performance.
· Competitive pay ensures access to skilled
employees necessary to achieve corporate
objectives.
Stock options	· Motivate and reward · Align interests with shareholders	· Stock option grants motivate and reward executives to increase shareholder value by the achievement of long-term corporate strategies and objectives. · Encourages long-term tenure and performance.

The Company does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

Base salaries represent the minimum compensation for services rendered during the fiscal year. Base salaries depend on the executive's experience, responsibilities, skills and performance, general industry trends and practices, the Company's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below. In addition to the above factors, decisions regarding any salary increases are impacted by the executive’s current salary.

Bonuses

While the Company has not yet established a formal annual bonus program, executives are generally eligible to receive an annual cash bonus subject to the Corporation’s financial position. Executives may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution. No bonuses were paid to the NEOs in respect of fiscal 2014 (or fiscal 2013 or fiscal 2012) in order to conserve cash, having regard to the Corporation’s current financial situation.

Stock Options

The grant of options to purchase common shares of the Company is an integral component of the compensation package which the Company can provide to its executives. The Board believes that stock option grants serve to motivate achievement of the Company's long-term strategic objectives and the result will benefit all shareholders. Decisions in respect of stock option grants are based in part upon the level of responsibility and contribution of the individuals toward the Company's goals and objectives. As well, the overall number of stock options outstanding relative to the number of outstanding common shares of the Company is also considered in determining whether to make any new grants of stock options and the size of such grants.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs in 2014.

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the indicated financial years.

Name and Principal Position(s)	Year	Salary (US$)	Share- based awards (US$)	Option- based awards (3) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer (1)	2014 2013 2012	Nil Nil Nil	N/A N/A N/A	$28,022 Nil Nil	Nil Nil Nil	$131,736 (4) Nil Nil	$159,758 Nil Nil
Peter A. Ruxton Former Chief Executive Officer (1)	2014 2013 2012	Nil $172,222 (2) $176,406 (2)	N/A N/A N/A	$8,407 (5) Nil $92,874	Nil Nil Nil	$2,645 (6) $4,290 (6) $6,343 (6)	$11,052 $176,512 $275,623
Donat K. Madilo Chief Financial Officer	2014 2013 2012	Nil Nil Nil	N/A N/A N/A	$11,209 Nil Nil	Nil Nil Nil	Nil Nil Nil	$11,209 Nil Nil
_______________________

(1)

In February 2014, Mr. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment). Dr. Ruxton remains a director of the Company.

(2)

The salary for Dr. Ruxton was paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Dr. Ruxton in 2013 was calculated using an average exchange rate for 2013 of US$1.00 = £1.5656. The U.S. dollar amount set out in the above table for the salary of Dr. Ruxton in 2012 was calculated using an average exchange rate for 2012 of US$1.00 = £0.6236.

(3)

These amounts represent the grant date fair value of the stock options awarded in the indicated year, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2014 awards, an average exchange rate for 2014 of Cdn$1.00 = US$0.9504 and, in the case of the 2012 award, an average exchange rate for 2012 of Cdn$1.00 = US$1.0008. Grant date fair value of the stock options granted in 2014 to the above individuals was calculated in accordance with the Black-Scholes model using the share price per share on the date of grant of Cdn$0.09, with the key valuation assumptions being stock price volatility of 102%, risk free interest rate of 1.57%, no dividend yield and expected life of 5 years. Grant date fair value of the stock options granted to Dr. Ruxton in 2012 was calculated in accordance with the Black-Scholes model using the share price per share on the date of grant of Cdn$0.90, with the key valuation assumptions being stock price volatility of 67.33%, risk free interest rate of 0.81%, no dividend yield and expected life of 5 years.

(4)	This amount represents consulting fees for Mr. Kondrat. These fees are accrued in Canadian dollars, with the total fee amount for 2014 in Canadian dollars being Cdn$144,000.

(5)	The stock options granted to Dr. Ruxton in 2014 were so granted after he had ceased to be President and Chief Executive Officer of the Company.

(6)	These amounts represent life and medical insurance premiums.

The Company currently does not have any long-term incentive program other than the "New Plan" and the "2010 Plan" (as such terms are defined in this Circular under “Securities Issuable Under Equity Compensation Plans”) and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2014:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	May 23, 2014	500,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Peter A. Ruxton	August 30, 2010	300,000	US$0.75	August 30, 2015	Nil	N/A	N/A
	February 15, 2012	200,000	Cdn$1.09 (US$0.94)	February 15, 2017	Nil	N/A	N/A
	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	200,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
_______________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars, except for the stock options granted to Dr. Ruxton on August 30, 2010. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.07 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2014:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Peter A. Ruxton	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
_______________________

(1)	Identifies the aggregate dollar value that would have been realized by the executive officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Company does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO's responsibilities.

Director Compensation

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2014 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Corporation's stock option plan, as determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following table sets out certain information with respect to the compensation of each of the Company's directors in the year ended December 31, 2014, other than Mr. Kondrat and Dr. Ruxton. See "Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat and Dr. Ruxton during 2014.

Name (3)	Fees earned (US$)	Share-based awards (US$)	Option-based awards(1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Rudolph de Bruin	Nil	N/A	N/A	N/A	Nil	Nil
Richard J. Lachcik	Nil	N/A	$8,407	N/A	Nil (2)	$8,407
David Twist	Nil	N/A	N/A	N/A	Nil	Nil
William R. Wilson	Nil	N/A	$8,407	N/A	Nil	$8,407
_______________________

(1)

These amounts represent the grant date fair value of the stock options awarded in 2014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2014 of Cdn$1.00 = US$0.9504. Grant date fair value of the stock options granted in 2014 to the above individuals was calculated in accordance with the Black- Scholes model using the share price on the date of grant of Cdn$0.09, with the key valuation assumptions being stock price volatility of 102%, risk free interest rate of 1.57%, no dividend yield and expected life of 5 years. No stock options of the Company were granted to Mr. de Bruin or Mr. Twist in 2014.

(2)

During the financial year ended December 31, 2014, the Company incurred legal expenses (and related costs) of $70,064 to Norton Rose Fulbright Canada LLP (which acts as legal counsel to the Company). Mr. Lachcik is a partner of Norton Rose Fulbright Canada LLP.

(3)	Messrs. de Bruin and Twist ceased being directors of the Company in February 2014. Messrs. Lachcik and Wilson were appointed directors of the Company in February 2014.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2014 by the directors of the Company other than Mr. Kondrat and Dr. Ruxton. See "Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Dr. Ruxton as at December 31, 2014.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
_______________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.07 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Dr. Ruxton, which vested and/or were earned during the year ended December 31, 2014. See "Incentive Plan Awards" above for such details in respect of Mr. Kondrat and Dr. Ruxton.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Rudolph de Bruin	N/A	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
David Twist	N/A	N/A	N/A
William R. Wilson	Nil	N/A	N/A
_______________________

(1)

Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. Messrs. de Bruin and Twist did not hold any stock options of the Company during 2014.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2014, the number of common shares of the Company to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of common shares of the Company remaining available for future issuance under equity compensation plans of the Company.

Plan Category	Number of common shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2014	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2014	Number of common shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2014 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	2,130,000	Cdn$0.33	8,870,000
Equity compensation plans not approved by shareholders (2)	300,000	US$0.75	Nil
Totals	2,430,000	Cdn$0.42	8,870,000

_______________________

(1)

In December 2011, the Board approved the establishment of a new stock option plan for the Company (the "New Plan"). Shareholders of the Company approved the New Plan at the annual and special shareholders’ meeting held on

June 22, 2012. The only equity compensation plan of the Company approved by shareholders is the New Plan.

(2)

In establishing the New Plan (see note (1) above), the Board provided that no additional awards may be granted under the Company's "2010 Performance and Equity Incentive Plan" (the "2010 Plan") and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan. The only equity compensation plan of the Company not approved by shareholders is the 2010 Plan. See below for a summary of certain terms of the 2010 Plan.

A summary of certain terms of the 2010 Plan is as follows:

Purpose of the Plan. The purpose of the 2010 Plan is to promote the interests of the Company, its subsidiaries and its shareholders by (i) attracting and retaining officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its shareholders.

Administration of the Plan. The 2010 Plan is administered, construed and interpreted by the Committee (as such term is defined in the 2010 Plan) (the "Committee"); provided, however, with respect to awards to independent directors (if any), the Board will have the sole authority to administer the 2010 Plan. The Committee may delegate some or all of its authority with respect to the 2010 Plan to another committee of directors.

No Repricing. In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by shareholders) will any adjustment be made to any outstanding award under the 2010 Plan (by amendment, cancellation and re-grant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility. Persons eligible to receive awards under the 2010 Plan include officers or employees of the Company or any of its subsidiaries or affiliates, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries or affiliates.

Types of Awards. The 2010 Plan authorizes stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other forms of awards granted or denominated in the Company’s common shares, as well as performance based awards, which may be denominated in cash or stock. The 2010 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

Change In Control. Prior to the occurrence of a change in control (as defined in the 2010 Plan), the Committee has the discretion to determine the impact of any change in control on the awards outstanding under the 2010 Plan, other than performance awards. The Committee may (i) provide for the assumption or substitution of, or adjustment to, each outstanding award; (ii) accelerate the vesting of awards and terminate any restrictions on awards; and/or (iii) provide for the cancellation of awards for a cash payment per share/unit in an amount based on the fair market value of the award with reference to the change in control, which amount may be zero if applicable.

Transfer Restrictions. Awards under the 2010 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution, or pursuant to domestic relations orders, and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Committee has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Adjustments. As is customary in incentive plans of this nature, the number and kind of shares available under the 2010 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholder.

Nonexclusivity of the Plan. The adoption of the 2010 Plan shall not be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options or stock appreciation rights other than under the 2010 Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Company or a subsidiary of the Company, or associate of any such person, is indebted to the Company or a subsidiary of the Company.

As of the date of this Circular, no current or former executive officer, director or employee of the Company or a subsidiary of the Company, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Company and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company's financial year ended December 31, 2014 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

In January 2014, the Company completed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years. Arnold T. Kondrat ("Kondrat") was the purchaser of all of the said units. At the time of this financing, Kondrat was Executive Vice President and a director of the Company. He is currently Chief Executive Officer, President and a director of the Company. He is also the largest shareholder of the Company (see "Voting Securities and Principal Holders Thereof").

In August 2014, the Company completed a non-brokered private placement of 3,000,000 units of the Company at a price of Cdn$0.06 per unit for proceeds to the Company of Cdn$180,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Kondrat was the purchaser of all of the said units.

In October 2014, the Company completed a non-brokered private placement of 5,000,000 units of the Company at a price of Cdn$0.10 per unit for proceeds to the Company of Cdn$500,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 for a period of one year. Richard J. Lachcik ("Lachcik") (a director of the Company) purchased 1,000,000 of the said units and Geoffrey G. Farr ("Farr") (Corporate Secretary of the Company) purchased 500,000 of the said units.

In May 2015, the Company completed a non-brokered private placement of 15,000,000 units of the Company at a price of Cdn$0.06 per unit for proceeds to the Company of Cdn$900,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. Kondrat purchased 8,100,000 of the said units, Lachcik purchased 1,000,000 of the said units, Donat K. Madilo ("Madilo") (Chief Financial Officer of the Company) purchased 500,000 of the said units, and Farr purchased 500,000 of the said units.

The address of each of Kondrat, Madilo and Farr is Gentor Resources Inc., Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada. The address of Lachcik is Norton Rose Fulbright Canada LLP, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, M5J 2Z4, Canada.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2014 (the "2014 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F2 must be included in this Circular. The following addresses the items identified in Form 58-101F2.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. The Board consists of four persons, one of whom is independent and three of whom have been determined to not be independent. William R. Wilson is independent. Richard J. Lachcik (who is a partner of Norton Rose Fulbright Canada LLP which acts as legal counsel to the Company), Peter A. Ruxton (who was President and Chief Executive Officer of the Company until February 2014) and Arnold T. Kondrat (who is Chief Executive Officer and President and the largest shareholder of the Company) are not independent of the Company.

The Board believes that the fiduciary duties placed on individual directors by the Companies Law (2013 Revision) of the Cayman Islands (the Company's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Company.

Directorships

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Delrand Resources Limited
Loncor Resources Inc.

Richard J. Lachcik	Cerro Grande Mining Corporation
Loncor Resources Inc.

William R. Wilson	Delrand Resources Limited
Loncor Resources Inc.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Company's directors. Each of the Company's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Company's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the Chief Financial Officer of the Company at (416) 366-2221 and is also be available on SEDAR at www.sedar.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Company's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

Under the Company's articles of association, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) be interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director’s interest. Such a director may only vote on any resolution concerning a matter in which the director has an interest if he has disclosed such interest in accordance with the Company's articles of association. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Assessments

The Board monitors but does not formally assess the performance of the Board, the Audit Committee and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, the Audit Committee and individual Board members are performing effectively.

ADDITIONAL INFORMATION

Financial information relating to the Company is provided in the 2014 Financial Statements and the Company's management's discussion and analysis relating to such financial statements (the "2014 MD&A"). Copies of this Circular, the 2014 Financial Statements, the 2014 MD&A, the interim consolidated financial statements of the Company subsequent to the 2014 Financial Statements and the Company's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Company at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 26, 2015.

DATED the 26th day of May, 2015.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

SCHEDULE "A"

Gentor Resources Inc.

Terms of Reference
Audit Committee of the Board of Directors
Gentor Resources Inc.

September 30, 2011

Mandate

A.	Role and Objectives

The audit committee (the "Committee") is a committee of the board of directors (the "Board") of Gentor Resources Inc. ("Gentor") established for the purpose of overseeing the accounting and financial reporting process of Gentor and external audits of the consolidated financial statements of Gentor. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Gentor's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Gentor’s audited annual consolidated financial statements and other mandatory financial disclosure.

Gentor’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Gentor. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Gentor;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Gentor’s external auditor.

B.	Composition

1.

The Committee shall comprise at least 3 directors. The composition of the Committee shall satisfy the independence, financial literacy and experience requirements of applicable corporate and securities laws, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Gentor.

	3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

4.

The Committee shall have access to such officers and employees of Gentor and to such information respecting Gentor as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

	1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

	2.	A quorum for meetings of the Committee shall be a majority of its members.

3.

Meetings of the Committee shall be scheduled at such times during each year as the Committee deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair.

	4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet periodically with Gentor’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Gentor and external audits of Gentor’s consolidated financial statements. In that regard, the Committee shall:

1.

satisfy itself on behalf of the Board with respect to Gentor's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Gentor (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.

review with management and the external auditor the annual consolidated financial statements of Gentor, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

	(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

	(b)	reviewing significant accruals, reserves or other estimates;

	(c)	reviewing accounting treatment of unusual or non-recurring transactions;

	(d)	reviewing adequacy of reclamation fund;

	(e)	reviewing disclosure requirements for commitments and contingencies;

	(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

	(g)	reviewing unresolved differences between Gentor and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.

review with management all interim consolidated financial statements of Gentor and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.

be satisfied that adequate procedures are in place for the review of Gentor’s public disclosure of financial information extracted or derived from Gentor’s financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.

review with management and recommend to the Board for approval, any financial statements of Gentor which have not previously been approved by the Board and which are to be included in a prospectus of Gentor;

6.

review with management and recommend to the Board for approval, Gentor’s annual information form prescribed by any applicable Canadian securities laws (if Gentor is required to file an annual information form);

7.	with respect to the external auditor:

	(a)	receive all reports of the external auditor directly from the external auditor;

	(b)	discuss with the external auditor:

		(i)	critical accounting policies;

		(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

		(iii)	other material, written communication between management and the external auditor;

(c)

consider and make a recommendation to the Board as to the appointment or re- appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

	(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Gentor and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)

requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Gentor;

		(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

		(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

	(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)

pre-approve all non-audit services to be provided by the external auditor to Gentor (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

		(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

	(i)	review and approve the hiring policies of Gentor regarding partners, employees and former partners and employees of the present and former external auditor of Gentor;

8.	(a)	establish procedures for:

		(i)	the receipt, retention and treatment of complaints received by Gentor regarding accounting, internal accounting controls or auditing matters; and

		(ii)	the confidential, anonymous submission by employees of Gentor of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of Gentor, its written reports containing recommendations for improvement, and Gentor's response and follow-up to any identified weaknesses;

9.

with respect to risk management, be satisfied that Gentor has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.